

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

November 1, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $0.01 par value per share, of First Trust Ultra Short Duration Municipal ETF of FIRST TRUST EXCHANGE-TRADED FUND III, under the Exchange Act of 1934.

Sincerely,